UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM U-13-60

ANNUAL REPORT

For the Period

Beginning January 1, 2003 and Ending December 31, 2003

TO THE

U. S. SECURITIES AND EXCHANGE COMMISSION

OF

DOMINION RESOURCES SERVICES, INC.

A Subsidiary Service Company

Date of Incorporation: October 14, 1999

State or Sovereign Power under which Incorporated or Organized: Virginia

Location of Principal Executive Offices of Reporting Company:

120 Tredegar Street
Richmond, VA 23219

Name, title, and address of officer to whom correspondence concerning this report should be addressed:

Steven A. Rogers, Vice President & Controller

120 Tredegar Street
Richmond, VA 23219

Name of Principal Holding Company Whose Subsidiaries are served by Reporting Company:

Dominion Resources, Inc.

INSTRUCTIONS FOR USE OF FORM U-13-60

1. TIME OF FILING. Rule 94 provides that on or before the first day of May in each calendar year, each mutual service company and each subsidiary service company as to which the Commission shall have made a favorable finding pursuant to Rule 88, and every service company whose application for approval or declaration pursuant to Rule 88 is pending shall file with the Commission an annual report on Form U-13-60 and in accordance with the Instructions for that form.

2. NUMBER OF COPIES. Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report become necessary.

3. PERIOD COVERED BY REPORT. The first report filed by any company shall cover the period from the date the Uniform System of Accounts was required to be made effective as to that company under Rules 82 and 93 to the end of that calendar year. Subsequent reports should cover a calendar year.

4. REPORT FORMAT. Reports shall be submitted on the forms prepared by the Commission. If the space provided on any sheet of such form is inadequate, additional sheets may be inserted of the same size as a sheet of the form or folded to such size.

5. MONEY AMOUNTS DISPLAYED. All money amounts required to be shown in financial statements may be expressed in whole dollars, in thousands of dollars or in hundred thousands of dollars, as appropriate and subject to provisions of Regulation S-X (Section 210.3-01(b)).

6. DEFICITS DISPLAYED. Deficits and other like entries shall be indicated by the use of either brackets or a parenthesis with corresponding reference in footnotes. (Regulation S-X, Section 210.3-01(c)).

7. MAJOR AMENDMENTS OR CORRECTIONS. Any company desiring to amend or correct a major omission or error in a report after it has been filed with the Commission shall submit an amended report including only those pages, schedules, and entries that are to be amended or corrected. A cover letter shall be submitted requesting the Commission to incorporate the amended report changes and shall be signed by a duly authorized officer of the company.

8. DEFINITIONS. Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, Public Utility Holding Company Act of 1935, as amended February 2, 1979 shall be applicable to words or terms used specifically within this Form U-13-60.

9. ORGANIZATION CHART. The service company shall submit with each annual report a copy of its current organization chart.

10. METHODS OF ALLOCATION. The service company shall submit with each annual report a listing of the currently effective methods of allocation being used by the service company and on file with the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935.

11. ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED. The service company shall submit with each annual report a copy of the annual statement supplied to each associate company in support of the amount of compensation for use of capital billed during the calendar year.

12. COLLECTION OF INFORMATION. The information requested by this form is being collected because rules 93 and 94 of the Public Utility Holding Company Act of 1935 ("Act") require it. The Commission uses this information to determine the existence of detriments to interests the Act is designed to protect. The Commission estimates that it will take each respondent thirteen and one-half (13.5) hours to respond to this collection of information. A response to this form is mandatory. Without approval by the Commission, holding companies would be in violation of the Act. The information on this form will not be kept confidential. An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number.

LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS
Description of Schedules and Accounts	Schedule or Account Number	Page Number

COMPARATIVE BALANCE SHEET	Schedule I	5-6

Service Company Property	Schedule II	7-8
Accumulated Provision for Depreciation and Amortization of Service Company Property	Schedule III	9
Investments	Schedule IV	10
Accounts Receivable from Associate Companies	Schedule V	11-12
Fuel Stock Expenses Undistributed	Schedule VI	13
Stores Expense Undistributed	Schedule VII	14
Miscellaneous Current and Accrued Assets	Schedule VIII	15
Miscellaneous Deferred Debits	Schedule IX	16
Research, Development, or Demonstration Expenditures	Schedule X	17
Proprietary Capital	Schedule XI	18-19
Long-Term Debt	Schedule XII	20
Current and Accrued Liabilities	Schedule XIII	21-22
Notes to Financial Statements	Schedule XIV	23-25
COMPARATIVE STATEMENT OF INCOME	Schedule XV	26
Analysis of Billing - Associate Companies	Account 457	27-28
Analysis of Billing - Non associate Companies	Account 458	29
Analysis of Charges for Service - Associate and Non associate Companies	Schedule XVI	30
Schedule of Expense by Department or Service Function	Schedule XVII	31-34
Departmental Analysis of Salaries	Account 920	35
Outside Services Employed	Account 923	36-42
Employee Pensions and Benefits	Account 926	43
General Advertising Expenses	Account 930.1	44
Miscellaneous General Expenses	Account 930.2	45
Rents	Account 931	46
Taxes Other than Income Taxes	Account 408	47
Donations	Account 426.1	48-52
Other Deductions	Account 426.5	53
Notes to Statement of Income	Schedule XVIII	54
ORGANIZATION CHART		55
METHODS OF ALLOCATION		56
ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED	57-58
EXHIBIT I	1-4

ANNUAL REPORT OF: Dominion Resources Services, Inc.
SCHEDULE I - COMPARATIVE BALANCE SHEET

Give balance sheet of the Company as of December 31
of the current and prior year
		As of December 31
Account	Assets and Other Debits	Current 2003	Prior 2002
		(In Thousands)
	SERVICE COMPANY PROPERTY
101	Service company property (Schedule II)	$ 65,168	$ 56,530
107	Construction work in progress (Schedule II)	8,777	7,038
	Total Property	73,945	63,568
108	Less accumulated provision for depreciation
	and amortization of service company property (Schedule III)	41,340	33,317
	Net Service Company Property	32,605	30,251
	INVESTMENTS
123	Investments in associate companies (Schedule IV)	-	-
124	Other investments (Schedule IV)	110,547	101,285
	Total Investments	110,547	101,285
	CURRENT AND ACCRUED ASSETS
131	Cash	129	1,139
134	Special deposits	7,131	5,457
135	Working funds	-	-
136	Temporary cash investments (Schedule IV)	-	4,078
141	Notes receivable	-	-
143	Accounts receivable	6,817	5,408
144	Accumulated provision for uncollectible accounts	-	-
146	Accounts receivable from associate companies (Schedule V)	48,217	56,924
152	Fuel stock expenses undistributed (Schedule VI)	-	-
154	Materials and supplies	-	-
163	Stores expense undistributed (Schedule VII)	-	-
165	Prepayments	9,097	11,640
174	Miscellaneous current and accrued assets (Schedule VIII)	-	-
	Total Current and Accrued Assets	71,391	84,646
	DEFERRED DEBITS
181	Unamortized debt expense	-	-
184	Clearing accounts	132	22
186	Miscellaneous deferred debits (Schedule IX)	138,164	87,589
188	Research, development, or demonstration expendiutes (Schedule X)	-	-
190	Accumulated deferred income taxes	15,500	22,095
	Total Deferred Debits	153,796	109,706
	TOTAL ASSETS AND OTHER DEBITS	$ 368,339	$ 325,888

ANNUAL REPORT OF: Dominion Resources Services, Inc.
SCHEDULE I - COMPARATIVE BALANCE SHEET
		As of December 31
Account	Liabilities and Proprietary Capital	Current 2003	Prior 2002
		(In Thousands)
	PROPRIETARY CAPITAL
201	Common stock issued (Schedule XI)	$ 56,357	$ 56,357
211	Miscellaneous paid-in-capital (Schedule XI)	33,504	22,575
215	Appropriated retained earnings (Schedule XI)	-	-
216	Unappropriated retained earnings (Schedule XI)	-	-
219	Accumulated other comprehensive income (loss)	(14,201)	(16,215)
	Total Proprietary Capital	75,660	62,717
	LONG-TERM DEBT
223	Advances from associate companies (Schedule XII)	-	-
224	Other long-term debt (Schedule XII)	-	-
225	Unamortized premium on long-term debt	-	-
226	Unamortized discount on long-term debt-debit	-	-
	Total Long-Term Debt	-	-
	CURRENT AND ACCRUED LIABILITIES
231	Notes payable	-	-
232	Accounts payable	8,565	20,038
233	Notes payable to associate companies (Schedule XIII)	24,959	-
234	Accounts payable to associate companies (Schedule XIII)	1,702	842
236	Taxes accrued	1,731	1,677
237	Interest accrued	-	-
238	Dividends declared	-	-
241	Tax collections payable	71	-
242	Miscellaneous current and accrued liabilities (Schedule XIII)	81,423	75,986
	Total Current and Accrued Liabilities	118,451	98,543
	DEFERRED CREDITS
253	Other deferred credits	158,735	151,148
255	Accumulated deferred investment tax credits	-	-
	Total Deferred Credits	158,735	151,147
282	ACCUMULATED DEFERRED INCOME TAXES	15,493	13,480
	TOTAL LIABILITIES AND PROPRIETARY CAPITAL	$ 368,339	$ 325,888

ANNUAL REPORT OF: Dominion Resources Services, Inc.
For the Year Ended December 31, 2003
(In Thousands)

SCHEDULE II - SERVICE COMPANY PROPERTY
Account	Description	Balance At Beginning of Year	Additions	Retirements or Sales	Other Changes (1)	Balance At Close of Year

301	Organization	$ -	$ -	$ -	$ -	$ -
303	Miscellaneous Intangible Plant	4,009	2,979	-	-	6,988
304	Land and Land Rights			-	-
305	Structures and Improvements	11,014	104	-	-	11,118
306	Leasehold Improvements	-	-	-	-	-
307	Equipment (2)	20,850	1,531	-	-	22,381
308	Office Furniture and Equipment	20,617	4,715	(691)	-	24,641
309	Automobiles, Other Vehicles and Related Garage Equipment	40	-	-	-	40
310	Aircraft and Airport Equipment	-	-	-	-	-
311	Other Service Company Property (3)	-	-	-	-	-

	SUBTOTAL	56,530	9,329	(691)	0	65,168
107	Construction Work in Progress	7,038	1,739	-	-	8,777
	TOTAL	$63,568	$11,068	$ (691)	$ -	$73,945

(1) Provide an explanation of those changes considered material: N/A

ANNUAL REPORT OF: Dominion Resources Services, Inc.
For the Year Ended December 31, 2003
(In Thousands)

SCHEDULE II - Continued

(2) Subaccounts are required for each class of equipment owned. The service company shall provide a listing by subaccount of equipment additions during the year and the balance at the close of the year:
Subaccount Description	Additions	Balance At Close of Year

Data Processing Equipment	$ 968	$ 19,191
Laboratory Equipment	176	329
Communication Equipment	387	1,412
Miscellaneous Equipment	-	1,449

TOTAL - Account 307	$ 1,531	$ 22,381

Office Furniture and Equipment	$ 702	$ 11,790
Property Under Capital Lease	4,013	12,851
TOTAL - Account 308	$ 4,715	$ 24,641

(3) Describe Other Service Company Property:

Not applicable.

(4) Describe Construction Work in Progress:
Software	$ 5,265
Renovation/New Office Furniture	923
Network Upgrade	2,445
Miscellaneous	144
$ 8,777

ANNUAL REPORT OF: Dominion Resources Services, Inc.
For the Year Ended December 31, 2003
(In Thousands)

SCHEDULE III

ACCUMULATED PROVISION FOR DEPRECIATION AND
AMORTIZATION OF SERVICE COMPANY PROPERTY

Account	Description	Balance At Beginning of Year	Additions Charged To Account 403	Retirements	Other Changes Add (Deduct) (1)	Balance At Close of Year
301	Organization	$ -	$ -	$ -	$ -	$ -
303	Miscellaneous Intangible Plant	2,242	1,176		-	3,418
304	Land and Land Rights	-	-	-	-	-
305	Structures and Improvements	6,429	244		-	6,673
306	Leasehold Improvements	-	-	-	-	-
307	Equipment	14,349	2,601		-	16,950
308	Office Furniture and Equipment	10,277	4,704	(691)	-	14,290
309	Automobiles, Other Vehicles and Related Garage Equipment	20	5	-	(16)	9
310	Aircraft and Airport Equipment Airport Equipment	-	-	-	-	-
311	Other Service Company Property	-	-	-	-	-
	TOTAL	$33,317	$8,730	$(691)	$(16)	$41,340

(1) Provide an explanation of those changes considered material: N/A

ANNUAL REPORT OF: Dominion Resources Services, Inc.
For the Year Ended December 31, 2003
(In Thousands)

SCHEDULE IV - INVESTMENTS

INSTRUCTIONS: Complete the following schedule concerning investments. Under Account 124, "Other Investments", state each investment separately, with description, including, the name of issuing company, number of shares or principal amount, etc. Under Account 136, "Temporary Cash Investments", list each investment separately.
Description	Balance At Beginning of Year	Balance At Close of Year
Account 123 - Investments in Associate Companies	$ -	$ -
Account 124 - Other Investments
Mellon Bank, N.A.
Grantor Trusts - Nonqualified Benefits
and Deferred Compensation Arrangements	94,939	103,921
Pacific Life
Company-Owned Life Insurance Policies	6,346	6,626
TOTAL	$ 101,285	$ 110,547
Account 136 - Temporary Cash Investments
Fidelity Institutional Money Market Funds	$ 4,078	-
TOTAL	$ 4,078	-

ANNUAL REPORT OF: Dominion Resources Services, Inc.
For the Year Ended December 31, 2003
(In Thousands)

SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

Instructions: Complete the following schedule listing accounts receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.
Description	Balance At Beginning of Year	Balance At Close of Year
Account 146 - Accounts Receivable from Associate Companies
CNG Coal Company	$ 1	$ -
CNG International Corporation	-	145
CNG Main Pass Gathering Corporation	1	2
CNG Oil Gathering Corp.	1	1
Consolidated Natural Gas Company	2,188	-
Dominion Alliance Holding, Inc.	1	-
Dominion Armstrong Services Company, Inc.	-	32
Dominion Capital, Inc.	381	1,202
Dominion Cleveland Thermal, LLC	32	-
Dominion Cove Point LNG, LP	124	298
Dominion Elwood Services Co., Inc.	-	91
Dominion Energy Marketing, Inc.	-	470
Dominion Energy Services, Co., Inc.	-	371
Dominion Energy, Inc.	5,256	3,865
Dominion Exploration & Production, Inc.	4,528	3,154
Dominion Field Services, Inc.	92	46
Dominion Greenbrier, Inc.	16	1
Dominion Iroquois, Inc.	12	6
Dominion Lands, Inc.	56	12
Dominion Midwest Energy, Inc.	-	1
Dominion Nuclear Connecticut, Inc.	160	4,463
Dominion Nuclear North Anna, LLC	-	44
Dominion Ohio ES, Inc.	2	3
Dominion Oklahoma Texas Explor. & Prod., Inc.	969	1,088
Dominion Pleasants Services Company, Inc.	-	11
Dominion Products & Services, Inc.	17	23
Dominion Reserves, Inc.	207	324
Dominion Resources, Inc.	3,231	650
Dominion Retail, Inc.	329	370
Dominion Transmission, Inc.	5,105	613
Dominion Troy Services Co., Inc.	-	43
DT Services, Inc.	481	473
Evantage, Inc.	13	-
Hope Gas, Inc.	950	543
State Line Energy, LLC	-	258
The East Ohio Gas Company	5,087	3,949
The Peoples Natural Gas Company	2,194	1,891
Tioga Properties, LLC	-	2
Virginia Electric and Power Company	24,964	22,656
Virginia Power Energy Marketing, Inc.	506	1,099
Virginia Power Nuclear Services Company	12	12
Virginia Power Services Energy Corp., Inc.	4	-
Virginia Power Services, Inc.	4	5
TOTAL RECEIVABLES	$ 56,924	$ 48,217

ANNUAL REPORT OF: Dominion Resources Services, Inc.
For the Year Ended December 31, 2003
(In Thousands)

SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES (Concluded)

Analysis of Convenience or Accommodation Payments:	Benefits	Insurance & Other	Total Payments

CNG International Corporation	$ -	$ 10	$ 10
CNG Main Pass Gas Gathering Corporation	-	77	77
CNG Oil Gathering Corporation	-	72	72
Consolidated Natural Gas Company	-	5	5
Dominion Capital, Inc.	-	211	211
Dominion Cleveland Thermal, Inc.	-	100	100
Dominion Cove Point LNG, LP	215	792	1,007
Dominion Energy Marketing, Inc.	55	-	55
Dominion Energy Services Company, Inc.	-	5	5
Dominion Energy, Inc.	8,316	4,101	12,417
Dominion Exploration & Production, Inc.	9,996	6,334	16,330
Dominion Field Services, Inc.	219	28	247
Dominion Lands, Inc.	-	86	86
Dominion Nuclear Connecticut, Inc.	8,983	3,086	12,069
Dominion Ohio ES, Inc.	-	4	4
Dominion Oklahoma Texas Explor. & Prod., Inc.	-	2,678	2,678
Dominion Products & Services, Inc.	-	30	30
Dominion Reserves, Inc.	-	1,003	1,003
Dominion Resources, Inc.	-	100	100
Dominion Retail, Inc.	615	109	724
Dominion Technical Solutions, Inc.	3,079	98	3,177
Dominion Transmission, Inc.	12,334	2,840	15,174
DT Services, Inc.	5,427	503	5,930
Hope Gas, Inc.	5,136	588	5,724
The East Ohio Gas Company	12,865	2,021	14,886
The Peoples Natural Gas Company	5,845	1,631	7,476
Virginia Electric and Power Company	187,696	22,049	209,745
Virginia Power Energy Marketing, Inc.	1,871	-	1,871

TOTAL PAYMENTS	$ 262,652	$ 48,561	$ 311,213

ANNUAL REPORT OF: Dominion Resources Services, Inc.
For the Year Ended December 31, 2003
(In Thousands)

SCHEDULE VI - FUEL STOCK EXPENSES UNDISTRIBUTED

INSTRUCTIONS:Report the amount of labor and expenses incurred with respect to fuel stock expenses during the year and indicate amount attributable to each associate company. Under the section headed "Summary" listed below give an overall report of the fuel functions performed by the service company.
Description	Labor	Expenses	Total
Account 152 - Fuel Stock Expenses Undistributed	$ -	$ -	$ -
TOTAL	$ -	$ -	$ -
Summary:

ANNUAL REPORT OF: Dominion Resources Services, Inc.
For the Year Ended December 31, 2003
(In Thousands)

SCHEDULE VII - STORES EXPENSE UNDISTRIBUTED

INSTRUCTIONS: Report the amount of labor and expenses incurred with respect to stores expense during the year and indicate amount attributable to each associate company.
Description	Labor	Expenses	Total
Account 163 - Stores Expense Undistributed	$ -	$ -	$ -
TOTAL	$ -	$ -	$ -

ANNUAL REPORT OF: Dominion Resources Services, Inc.
For the Year Ended December 31, 2003
(In Thousands)

SCHEDULE VIII - MISCELLANEOUS CURRENT AND ACCRUED ASSETS

INSTRUCTIONS: Provide detail of items in this account. Items less than $10,000 may be grouped, showing the number of items in each group.
Description	Balance At Beginning of Year	Balance At Close of Year
Account 174 - Miscellaneous Current and Accrued Assets
	$ -	$ -
TOTAL	$ -	$ -

ANNUAL REPORT OF: Dominion Resources Services, Inc.
For the Year Ended December 31, 2003
(In Thousands)

SCHEDULE IX - MISCELLANEOUS DEFERRED DEBITS

INSTRUCTIONS: Provide detail of items in this account. Items less than $10,000 may be grouped, showing the number of items in each group.
Description	Balance At Beginning of Year	Balance At Close of Year
Account 186 - Miscellaneous Deferred Debits
Prepaid Pension Costs - Non-Current	$ 68,289	$ 118,829
Intangible Asset - Minimum Pension Liability	19,300	19,300
Derivative Assets	-	35
	-	-
TOTAL	$ 87,589	$ 138,164

ANNUAL REPORT OF: Dominion Resources Services, Inc.
For the Year Ended December 31, 2003
(In Thousands)

SCHEDULE X - RESEARCH, DEVELOPMENT, OR DEMONSTRATION EXPENDITURES

INSTRUCTIONS: Provide a description of each material research, development, or demonstration project which incurred costs by the service corporation during the year.
Description	Amount
Account 188 - Research, Development, or Demonstration Expenditures	$ -
TOTAL	$ -

ANNUAL REPORT OF: Dominion Resources Services, Inc.
For the Year Ended December 31, 2003

SCHEDULE XI - PROPRIETARY CAPITAL
Account Number	Class of Stock	Outstanding Number of Shares Authorized	Par or Stated Value Per Share	Close of No. of Shares	Period Total Amount
					(In Thousands)
201	Common Stock Issued	1,000	no par	201	$ 56,357
	Shares issued at formation of DRS			100
	Shares acquired in CNG Services Company merger			100
	Shares issued to CNG in exchange for insurance policies			1
	Total			201	$ 56,357

INSTRUCTIONS: Classify amounts in each account with brief explanation disclosing the general nature of transactions which gave rise to the reported amounts.
Description	Amount (In Thousands)
Account 211 - Miscellaneous Paid-In Capital
Tax benefit for stock options exercised	$31,840
Contribution made by DRI	1,664
$33,504
Account 215 - Appropriated Retained Earnings	$ -

ANNUAL REPORT OF: Dominion Resources Services, Inc.
For the Year Ended December 31, 2003
(In Thousands)

SCHEDULE XI - PROPRIETARY CAPITAL - (Continued)
Description	Balance At Beginning of Year	Net Income or (Loss)	Dividends Paid	Balance At Close of Year
Account 216
Unappropriated Retained Earnings	$ -	$ -	$ -	$ -
TOTAL	$ -	$ -	$ -	$ -
Account 219
Accumulated Other Comprehensive Income (1)	$ (16,215)	$ 2,014	$ -	$ (14,201)
TOTAL	$ (16,215)	$ 2,014	$ -	$ (14,201)

(1) Represents additional minimum pension liability pursuant to Statement of Financial Accounting Standards No. 87, Employers' Accounting For Pensions, and changes in fair value of cash flow hedges.

ANNUAL REPORT OF: Dominion Resources Services, Inc.
For the Year Ended December 31, 2003
(In Thousands)

SCHEDULE XII - LONG-TERM DEBT

INSTRUCTIONS: Advances from associate companies should be reported separately for advances on notes and advances on open account. Names of associate companies from which advances were received shall be shown under the class and series of obligation column. Form Account 224 - Other long-term debt provide the name of creditor company or organization, terms of the obligation, date of maturity, interest rate, and the amount authorized and outstanding.
Terms of Oblig Class & Series of Obligation	Date of Maturity	Interest Rate	Amount Authorized	Balance at Beginning of Year	Additions	Deductions	Balance at Close of Year

Account 223 - Advances from Associate Companies:			$ -	$ -	$ -	$ -	$ -
Account 224 - Other Long-Term Debt:			-	-	-	-	-
			$ -	$ -	$ -	$ -	$ -

ANNUAL REPORT OF: Dominion Resources Services, Inc.
For the Year Ended December 31, 2003
(In Thousands)

SCHEDULE XIII - CURRENT AND ACCRUED LIABILITIES

INSTRUCTIONS: Provide balance of notes and accounts payable to each associate company. Give description and amount of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.
Description	Balance at Beginning of Year	Balance at Close of Year
Account 233 - Notes Payable to Associate Companies
Money Pool Interest	$ -	$ 46
Money Pool Principle		24,913
TOTAL	$ -	$ 24,959
Account 234 - Accounts Payable to Associate Companies
CNG International Corporation	$ 15	$ -
Consolidated Natural Gas Compny	-	813
Dominion Cleveland Thermal, LLC	-	138
Dominion Energy Services Co. Inc.	192	-
Dominion Energy Terminal Co.	-	19
Dominion Resources, Inc.	29	1
Dominion Technical Solutions, Inc.	605	626
Dominion Telecom, Inc.	-	102
Under $10,000 (2 items)	1	3
TOTAL	$ 842	$ 1,702

ANNUAL REPORT OF: Dominion Resources Services, Inc.
For the Year Ended December 31, 2003
(In Thousands)

SCHEDULE XIII - CURRENT AND ACCRUED LIABILITIES (concluded)

INSTRUCTIONS: Provide balance of notes and accounts payable to each associate company. Give description and amount of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.
Description	Balance at Beginning of Year	Balance at Close of Year
Account 242 - Miscellaneous Current and Accrued Liabilities
Accrued Bank Fees	$ 299	$ 1,321
Accrued Consultant Expenses	401	397
Accrued Contractor Expenses	417	329
Accrued Derivative Expenses	3,291	-
Accrued Equipment Maintenance/Purchase Expense	-	251
Accrued Facilities Expenses	1,012	129
Accrued Incentive Pay	34,737	37,409
Accrued Lease Termination	2,628	2,039
Accrued Legal Expenses	2,227	4,699
Accured Recruiting Expense	-	57
Accrued Rent Expense	172	771
Accrued Severance Expense	2,253	5,061
Accrued Vacation Expense	17,820	19,442
Appropriated Unclaimed Property	7	188
Capital Lease Obligations - Current	2,294	3,285
Employee Contributions - Benefit Plans	1,399	1,468
Payroll Withholdings	1,827	1,150
Reserve for IBNR Claims	3,461	3,414
Miscellaneous Current & Accrued Liab. (19 items)	1,741	13
TOTAL	$ 75,986	$ 81,423

ANNUAL REPORT OF: Dominion Resources Services, Inc.
For the Year Ended December 31, 2003

SCHEDULE XIV - NOTES TO FINANCIAL STATEMENTS

INSTRUCTIONS: The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Organization

  Dominion Resources Services, Inc. (the Company or DRS) is a subsidiary of Dominion Resources, Inc. (DRI or Dominion), a public utility holding company. The company provides certain administrative, management, and support services to the associate companies in the Dominion system.

  Basis of Presentation

  The financial statements are prepared in accordance with the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, therefore the Company has not consolidated special purpose entities (SPE's), otherwise required to be consolidated under FASB Interpretation No. 46R, Consolidation of Variable Interest Entities. Through the SPE's the company constructed, financed and leases its corporate headquarters and aircraft. As a result of not consolidating the SPE's, the Company's Balance Sheet does not include the SPEs' net property, plant and equipment ($90.4 million), deferred charges ($.9 million) and related debt ($107.3 million).

  Cash

  Current banking arrangements generally do not require checks to be funded until presented for payment. At December 31, 2003, accounts payable included the net effect of checks outstanding but not yet presented for payment of $2.5 million.

  Property, Plant and Equipment and Depreciation

  The property, plant and equipment accounts, recorded at original cost, consist of labor, materials, services and, where appropriate, capitalized interest. The cost of maintenance and repairs is charged to the appropriate operating expense account. The cost of additions and replacement is charged to the appropriate plant account, except that the cost of minor additions and replacements, as provided in the Uniform System of Accounts, is charged to maintenance expense.

  Depreciation and amortization of plant are recorded over the estimated service lives of plant assets by application of a straight line method.

  Dominion System Money Pool

  In March 2003, a consolidated Dominion Money Pool was formed and the existing CNG Money Pool was terminated pursuant to a SEC Order. Outstanding balances under the CNG Money Pool and certain borrowings from Dominion pursuant to a short-term demand note were converted to Dominion Money Pool (Pool) borrowings.

  Certain Dominion companies participate in the Pool. Pool funds are segregated into two separate accounts, serving public utility company participants and non-public utility company participants, respectively. The Pool is administered by DRS on behalf of the participants. DRS participates in the Pool as well, and was in a net borrowing position of $24.9 million at the end of 2003.

  ANNUAL REPORT OF: Dominion Resources Services, Inc.
  For the Year Ended December 31, 2003

  SCHEDULE XIV - NOTES TO FINANCIAL STATEMENTS - CONTINUED

  Participants contribute the amount of their available funds to the Pool based on cash flow projections. The short-term financing requirements of participants, with the exception of the DRI and CNG Parent Companies, are satisfied by advances from the Pool. After satisfaction of the borrowing needs of participants and after any possible prepayment of outstanding indebtedness, DRS, as agent for the Pool, invests the excess funds on a short-term basis. Participants providing funds to the Pool share in the interest earned on these investments on a basis proportionate to their investment in the Pool. Participants borrowing from the Pool pay interest generally at a rate equivalent to the effective cost of short-term borrowings to the DRI Parent Company. Participants may withdraw their investments in the Pool at any time. Borrowings from the Pool are payable on demand, and may be prepaid at any time without premium or penalty.

  Income Taxes

  The income tax expense or benefit has been computed for the Company in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, and reflects the changes in tax assets and liabilities of the Company on a stand alone basis. Pursuant to SEC Rule 45(c), the cash benefits associated with certain DRI tax losses are allocated to the subsidiaries. In 2003, in exchange for a reduction in amounts payable to DRI, the Company recognized $1.7 million of additional paid-in-capital.

  PENSION AND OTHER BENEFIT PROGRAMS

  Pension Program

  All employees of the Company are covered under the Dominion Resources, Inc. Retirement Plan (the Plan), a qualified noncontributory defined benefit pension plan. Benefits payable under the Plan are based primarily on each employee's years of service, age and compensation. The Plan is funded on an annual basis in accordance with the provisions of the Employment Retirement Income Security Act of 1974. The Company's net periodic pension cost under the Plan was $1.4 million for year 2003. Under the terms of its benefit plans, the Company reserves the right to change, modify or terminate the plans. The pension program also includes the payment of benefits to certain retired executives under company-sponsored nonqualified employee benefit plans.

  Certain of these nonqualified benefit plans are funded through contributions to a grantor trust. In accordance with SFAS 87, additional minimum liability, intangible asset and credit to accumulated other comprehensive income related to the nonqualified plans have been recorded.

  Other Postretirement Benefits

  In addition to providing pension benefits, the Company participates in certain health care and life insurance benefit plans for retired employees. These benefits are provided through insurance companies and other providers. Employees who retire on or after attaining age 55 and having rendered at least 10 years of service, are eligible to receive benefits under the plans. The plans are both contributory and noncontributory, depending on age, retirement date, and the plan elected by the employee. Most of the medical plans contain cost-sharing features such as deductibles and coinsurance. For certain of the contributory medical plans, retiree contributions and cost sharing features are adjusted annually. The Company's net periodic benefit cost was $20.7 million for year 2003.

  ANNUAL REPORT OF: Dominion Resources Services, Inc.
  For the Year Ended December 31, 2003

  SCHEDULE XIV - NOTES TO FINANCIAL STATEMENTS - CONTINUED

  DERIVATIVE AND HEDGE ACCOUNTING

  Derivatives are recognized on the balance sheet at fair value and are recorded as Derivative Assets or Derivative Liabilities. DRS designates all derivative instruments as cash flow hedges for accounting purposes. For all cash flow hedges, DRS formally documents the relationship between the hedging instrument and the hedged item, as well as the risk management objective and strategy for using the hedging instrument. DRS assesses whether the hedge relationship between the derivative and the hedged item is highly effective in offsetting changes in cash flows both at the inception of the hedge and on an ongoing basis. Any change in fair value of the derivative that is not effective in offsetting changes in the fair value of the hedged item is recognized currently in earnings. Further, for derivatives that have ceased to be highly effective hedges, DRS discontinues hedge accounting prospectively.

  Currently, DRS uses interest swap transactions to hedge the variability in cash flows of certain lease payments attributable to changes in interest rates. For these cash flow hedge transactions, changes in the fair value of the derivatives are reported in Accumulated Other Comprehensive Income (AOCI)until earnings are affected by the hedged item. Gains and losses on these derivatives, when recognized, are included in Rent Expense.

  COMMITMENTS AND CONTINGENCIES

DRS leases various facilities, vehicles, aircraft and equipment under both operating and capital leases. Rental expense incurred in the year 2003 was $27.1 million and is included in the Statement of Income. Included in rental expense is $12.9 million related to payments to Affiliated Companies and SPEs, primarily for office space and aircraft. Contingent and sublease rentals were not material. Future minimum rental payments in the aggregate amount to $47.8 million and for the years 2004 through 2008 are: $15.6 million; $14.4 million; $11.2 million; $4.8 million and $1.8 million, exclusive of payments to Affiliates.

ANNUAL REPORT OF: Dominion Resources Services, Inc.
For the Years Ended December 31, 2003 and 2002
(In Thousands)

SCHEDULE XV - COMPARATIVE STATEMENT OF INCOME
Account	Description	Current Year 2003	Prior Year 2002
INCOME
457	Services rendered to associate companies	$ 578,749	$ 555,614
458	Services rendered to non-associate companies	-	-
421	Miscellaneous income or loss	22,938	2,869
	TOTAL INCOME	601,687	558,483
EXPENSE
912-13	Marketing and Advertising	-	-
920	Salaries and wages	276,354	240,440
921	Office supplies and expenses	45,392	49,168
922	Administrative expense transferred - credit	-	-
923	Outside services employed	104,813	116,710
924	Property insurance	222	226
925	Injuries and damages	(62)	1,047
926	Employee pensions and benefits	69,417	52,546
928	Regulatory commission expense	-	-
930.10	General advertising expenses	6,979	3,819
930.20	Miscellaneous general expenses	14,446	11,745
931	Rents	27,065	25,858
932	Maintenance of structures and equipment	24,833	23,267
403	Depreciation and amortization expense	8,731	12,124
408	Taxes other than income taxes	19,534	18,543
409	Income taxes	(8,304)	(26,778)
410	Provision for deferred income taxes	18,561	32,445
411	Provision for deferred income taxes - credit	(10,258)	(5,667)
411.50	Investment tax credit	-	-
426.10	Donations	1,432	1,530
426.50	Other deductions	1,071	500
427	Interest on long-term debt	679	623
430	Interest on debt to associate companies	701	335
431	Other interest expense	81	2
	TOTAL EXPENSE	601,687	558,483
	Net Income or (Loss)	$ -	$ -

ANNUAL REPORT OF: Dominion Resources Services, Inc.
For the Year Ended December 31, 2003
(In Thousands)

ANALYSIS OF BILLING
ASSOCIATE COMPANIES - ACCOUNT 457
Name of Associate Company	Direct Costs Charged 457-1	Indirect Costs Charged 457-2	Compensation For Use of Capital 457-3	Total Amount Billed
CNG Coal Company	$ 2	$ -	$ -	$ 2
CNG International Corporation	621	90	2	713
Dominion Iroquois Inc.	34	7	-	41
CNG Main Pass Gas Gathering Corporation	14	3	-	17
CNG Oil Gathering Corporation	8	2	-	10
CNG Pipeline Company	3	1	-	4
CNG Power Services Corporation	5	1	-	6
Consolidated Natural Gas Company	(426)	78	-	(348)
Dominion Alliance Holding, Inc.	2	1	-	3
Dominion Armstrong Services Company, Inc.	835	212	2	1,049
Dominion Capital, Inc.	6,173	977	19	7,169
Dominion Cleveland Thermal, Inc.	474	145	2	621
Dominion Cove Point LNG, LP	2,451	509	9	2,969
Dominion Credit Union	18	4	-	22
Dominion Elwood Services Company, Inc.	1,037	324	4	1,365
Dominion Energy Clearinghouse Canada	1	-	-	1
Dominion Energy, Inc.	15,652	2,516	49	18,217
Dominion Energy Marketing, Inc.	1,919	385	6	2,310
Dominion Energy Services Company, Inc.	3,247	928	11	4,186
Dominion Energy Terminal Company, Inc.	236	13	1	250
Dominion Exploration & Production, Inc.	23,398	6,171	80	29,649
Dominion Field Services, Inc.	615	165	2	782
Dominion Greenbrier, Inc.	21	5	-	26
Greenbrier Pipeline Company, LLC	270	21	1	292
Dominion Lands, Inc.	45	27	-	72
Dominion Nuclear Connecticut, Inc.	36,240	9,625	118	45,983
Dominion Nuclear North Anna, LLC	71	17	-	88
Dominion Ohio ES, Inc.	23	8	-	31
Dominion Oklahoma Texas E&P, Inc.	12,407	3,014	40	15,461
Dominion Pleasants Services Company, Inc.	650	165	1	816
Dominion Products & Services, Inc.	288	93	1	382
Dominion Reserves, Inc.	4,022	1,249	14	5,285
Dominion Resources, Inc.	18,894	2,538	69	21,501
Dominion Retail, Inc.	3,402	819	11	4,232
State Line Energy, LLC	2,028	555	7	2,590
Dominion Technical Solutions, Inc.	1,488	377	3	1,868
DT Services, Inc.	4,691	1,215	15	5,921
Dominion Transmission, Inc.	14,751	6,421	59	21,231
Dominion Troy Services Company, Inc.	679	169	2	850
Hope Gas, Inc.	7,914	1,609	17	9,540
The East Ohio Gas Company	42,216	9,914	124	52,254
The Peoples Natural Gas Company	20,666	4,132	47	24,845
Tioga Properties, LLC	16	5	-	21
Virginia Electric and Power Company	230,695	57,563	724	288,982

ANNUAL REPORT OF: Dominion Resources Services, Inc.
For the Year Ended December 31, 2003
(In Thousands)

ANALYSIS OF BILLING
ASSOCIATE COMPANIES - ACCOUNT 457- (Continued)
Name of Associate Company	Direct Costs Charged 457-1	Indirect Costs Charged 457-2	Compensation For Use of Capital 457-3	Total Amount Billed
Virginia Power Energy Marketing, Inc.	5,982	1,187	20	7,189
Virginia Power Nuclear Services Company	96	22	-	118
VP Property, Inc.	42	9	-	51
Virginia Power Services, Inc.	38	11	-	49
Virginia Power Services Energy Corp. Inc	27	6	-	33
TOTALS	$ 463,981	$ 113,308	$ 1,460	$ 578,749

ANNUAL REPORT OF: Dominion Resources Services, Inc.
For the Year Ended December 31, 2003
(In Thousands)

ANALYSIS OF BILLING
NON-ASSOCIATE COMPANIES - ACCOUNT 458
Name of Non-associate Company	Direct Cost Charged 458-1	Indirect Cost Charged 458-2	Compensation For Use of Capital 458-3	Total Cost	Excess or Deficiency 458-4	Total Amount Billed
None
TOTAL	$ -	$ -	$ -	$ -	$ -	$ -

INSTRUCTION: Provide a brief description of the services rendered to each non associate company: N/A

ANNUAL REPORT OF: Dominion Resources Services, Inc.
For the Period January 1, 2003 to December 31, 2003
(In Thousands)

SCHEDULE XVI - ANALYSIS OF CHARGES FOR SERVICES

ASSOCIATE AND NON-ASSOCIATE COMPANIES

		Associate Company Charges			Non-Associate Company Charges			Total Charges for Service
	Description of Items	Direct Cost	Indirect Cost	Direct Indirect Total	Direct Cost	Indirect Cost	Total	Direct Cost	Indirect Cost	Total
920	Salaries & Wages	$276,354	$ -	$276,354	$ -	$ -	$ -	$276,354	$ -	$276,354
921	Office Supplies & Exp	45,392	-	45,392	-	-	-	45,392	-	45,392
923	Outside Svcs Employed	104,813	-	104,813	-	-	-	104,813	-	104,813
924	Insurance-General Property	-	222	222	-	-	-	-	222	222
925	Injuries & Damages	-	(62)	(62)	-	-	-	-	(62)	(62)
926	Emp. Pensions & Benefits	-	69,417	69,417	-	-	-	-	69,417	69,417
930	Gen'l Advertising Exp	6,979	-	6,979	-	-	-	6,979	-	6,979
930.1	Misc General Expenses	14,446	-	14,446	-	-	-	14,446	-	14,446
930.2	Rents	7,951	19,114	27,065	-	-	-	7,951	19,114	27,065
932	Main of Struct & Equip	24,833	-	24,833	-	-	-	24,833	--	24,833
403	Depreciation & Amortization Exp	2,272	6,459	8,731	-	-	-	2,272	6,459	8,731
408	Taxes other than Income	-	19,534	19,534	-	-	-	-	19,534	19,534
409	Income Taxes	-	(8,304)	(8,304)	-	-	-	-	(8,304)	(8,304)
410	Deferred Income Taxes	-	18,561	18,561	-	-	-	-	18,561	18,561
411	Deferred Income Taxes Credit	-	(10,258)	(10,258)	-	-	-	-	(10,258)	(10,258)
426.1	Donations	1,432	-	1,432	-	-	-	1,432	-	1,432
426.5	Other Deductions	1,071	-	1,071	-	-	-	1,071	-	1,071
427	Interest on Long-Term Debt	-	679	679	-	-	-	-	679	679
431	Other Interest Expense	-	81	81	-	-	-	-	81	81
	Total Expenses	485,543	115,443	600,986	-	-	-	485,543	115,443	600,986
430	Interest on Debt to Associate Companies	-	701	701	-	-	-	-	701	701
	Total Expenses	485,543	116,144	601,687	-	-	-	485,543	116,144	601,687
421	Miscellaneous Gain / Loss	(20,937)	(2,001)	(22,938)	-	-	-	(20,937)	(2,001)	(22,938)
	TOTAL COST OF SERVICES	$464,606	$114,143	$578,749	$ -	$ -	$ -	$464,606	$114,143	$578,749

INSTRUCTION: Total cost of service will equal for associate and non-associate companies the total amount billed under their separate analysis of billing schedule.

ANNUAL REPORT OF: Dominion Resources Services, Inc.
For the Period January 1, 2003 to December 31, 2003
(In Thousands)

SCHEDULE XVII - SCHEDULE OF EXPENSE DISTRIBUTION

DEPARTMENT OR SERVICE FUNCTION
	Description	TOTAL	Overhead	Accounting	Auditing	Business and Operations Svc.	Corporate Planning
920	Salaries & Wages	$ 276,354	$ -	$ 12,470	$ 2,914	$ 27,358	$ 2,064
921	Office Supplies & Exp	45,392	268	57	237	18,474	86
923	Outside Svcs Employed	104,813	94	1,614	255	5,386	16
924	Insurance-General Property	222	59	-	-	163	-
925	Injuries & Damages	(62)	(139)	-	-	42	-
926	Emp. Pensions & Benefits	69,417	(3)	2,743	564	5,318	492
930.1	Gen'l Advertising Exp	6,979	-	-	-	4	-
930.2	Misc General Expenses	14,446	36	(245)	-	155	-
931	Rents	27,065	18,668	1	-	7,387	(3)
932	Main of Struct & Equip	24,833	432	65	9	2,267	25
403	Depreciation & Amortization Exp	8,731	5,978	1	-	121	-
408	Taxes other than Income	19,534	1,055	901	217	2,311	156
409	Income Taxes	(8,304)	(8,304)	-	-	-	-
410	Deferred Income Taxes	18,561	18,561	-	-	-	-
411	Deferred Income Taxes Credit	(10,258)	(10,258)	-	-	-	-
426.1	Donations	1,432	-	2	-	-	-
426.5	Other Deductions	1,071	-	-	-	39	-
427	Interest on Long-Term Debt	679	679	-	-	-	-
430	Interest on Debt to Assoc. Co.'s	701	701	-	-	-	-
431	Other Interest Expense	81	81	-	-	-	-
	Total Expenses	$ 601,687	$ 27,908	$ 17,609	$ 4,196	$ 69,025	$ 2,836

ANNUAL REPORT OF: Dominion Resources Services, Inc.
For the Period January 1, 2003 to December 31, 2003
(In Thousands)

SCHEDULE XVII - SCHEDULE OF EXPENSE DISTRIBUTION
DEPARTMENT OR SERVICE FUNCTION (continued)

		Corporate Secretary	Customer Service	Employee Benefits	Energy Marketing	Environmental Compliance	Executive and Administrative
	Description of Items
920	Salaries & Wages	$ 1,326	$ 2,218	$ 1,091	$ 3,734	$ 6,981	$ 50,506
921	Office Supplies & Exp	708	532	50	205	579	5,482
923	Outside Svcs Employed	805	14,850	509	1,857	1,413	1,854
924	Insurance-General Property	-	-	-	-	-	-
925	Injuries & Damages	-	-	-	-	6	20
926	Emp. Pensions & Benefits	316	737	9	848	1,358	26,289
930.1	Gen'l Advertising Exp	-	11	-	-	1	1
930.2	Misc General Expenses	330	-	29	1	662	59
931	Rents	-	-	-	-	9	151
932	Main of Struct & Equip	216	278	4	11	162	108
403	Depreciation & Amortization Exp	-	-	-	-	15	1
408	Taxes other than Income	97	160	113	254	519	1,954
409	Income Taxes	-	-	-	-	-	-
410	Deferred Income Taxes	-	-	-	-	-	-
411	Deferred Income Taxes Credit	-	-	-	-	-	-
426.1	Donations	-	-	-	-	-	38
426.5	Other Deductions	-	-	-	-	-	126
427	Interest on Long-Term Debt	-	-	-	-	-	-
430	Interest on Debt to Assoc. Co.'s	-	-	-	-	-	-
431	Other Interest Expense	-	-	-	-	-	-
	TOTAL EXPENSES	$ 3,798	$ 18,786	$ 1,805	$ 6,910	$ 11,705	$ 86,589

ANNUAL REPORT OF: Dominion Resources Services, Inc.
For the Period January 1, 2003 to December 31, 2003
(In Thousands)

SCHEDULE XVII - SCHEDULE OF EXPENSE DISTRIBUTION
DEPARTMENT OR SERVICE FUNCTION (continued)
	Description of Items	Exploration and Development	External Affairs	Human Resources	Information Technology	Investor Relations	Legal and Regulatory
920	Salaries & Wages	$ 72	$ 7,276	$ 16,242	$ 80,318	$ 342	$ 7,812
921	Office Supplies & Exp	-	1,775	1,977	11,304	331	799
923	Outside Svcs Employed	-	2,679	2,022	21,105	127	34,095
924	Insurance-General Property	-	-	-	-	-	-
925	Injuries & Damages	-	-	-	5	-	-
926	Emp. Pensions & Benefits	19	1,327	3,293	15,261	64	1,196
930.1	Gen'l Advertising Exp	-	6,805	137	13	-	7
930.2	Misc General Expenses	-	59	104	25	-	54
931	Rents	-	(264)	46	857	37	27
932	Main of Struct & Equip	-	12	44	20,940	-	14
403	Depreciation & Amortization Exp	-	-	-	1,716	-	-
408	Taxes other than Income	4	566	1,191	5,913	25	447
409	Income Taxes	-	-	-	-	-	-
410	Deferred Income Taxes	-	-	-	-	-	-
411	Deferred Income Taxes Credit	-	-	-	-	-	-
426.1	Donations	-	1,281	-	-	-	40
426.5	Other Deductions	-	811	-	1	-	94
427	Interest on Long-Term Debt	-	-	-	-	-	-
430	Interest on Debt to Assoc. Co.'s	-	-	-	-	-	-
431	Other Interest Expense	-	-	-	-	-	-
	TOTAL EXPENSES	$ 95	$ 22,327	$ 25,056	$ 157,458	$ 926	$ 44,585

ANNUAL REPORT OF: Dominion Resources Services, Inc.
For the Period January 1, 2003 to December 31, 2003
(In Thousands)

SCHEDULE XVII - SCHEDULE OF EXPENSE DISTRIBUTION
DEPARTMENT OR SERVICE FUNCTION (concluded)
	Description of Items	Operations	Rates	Risk Management	Software Pooling	Supply Chain	Tax	Treasury
920	Salaries & Wages	$ 34,373	$ 210	$ 2,047	$ -	$ 10,354	$ 4,939	$ 1,707
921	Office Supplies & Exp	1,440	71	130	-	578	239	70
923	Outside Svcs Employed	14,982	63	4	-	389	640	54
924	Insurance-General Property	-	-	-	-	-	-	-
925	Injuries & Damages	3	-	-	-	-	1	-
926	Emp. Pensions & Benefits	5,914	25	468	-	1,959	968	252
930.1	Gen'l Advertising Exp	-	-	-	-	-	-	-
930.2	Misc General Expenses	10	-	2	-	-	11	13,154
931	Rents	91	-	2	-	-	3	53
932	Main of Struct & Equip	64	5	2	-	1	161	13
403	Depreciation & Amortization Exp	-	-	-	899	-	-	-
408	Taxes other than Income	2,279	11	144	-	767	352	98
409	Income Taxes	-	-	-	-	-	-	-
410	Deferred Income Taxes	-	-	-	-	-	-	-
411	Deferred Income Taxes Credit	-	-	-	-	-	-	-
426.1	Donations	25	-	-	-	46	-	-
426.5	Other Deductions	-	-	-	-	-	-	-
427	Interest on Long-Term Debt	-	-	-	-	-	-	-
430	Interest on Debt to Assoc. Co.'s	-	-	-	-	-	-	-
431	Other Interest Expense	-	-	-	-	-	-	-
	TOTAL EXPENSES	$ 59,181	$ 385	$ 2,799	$ 899	$ 14,094	$ 7,314	$ 15,401

ANNUAL REPORT OF: Dominion Resources Services, Inc.
For the Year ended December 31, 2003
(In Thousands)

DEPARTMENTAL ANALYSIS OF SALARIES - ACCOUNT 920
Name of Department	Departmental Salary Expense Included in Amounts Billed to				Number of Personnel End of Year
Indicate each department or service function.	Total Amount	Parent Company	Other Associates	Non Associates
Regular Services
Accounting	$ 12,470	$ 377	$ 12,093	$ -	188
Auditing	2,914	4	2,910	-	37
Business Operations	27,358	418	26,940	-	325
Corporate Planning	2,064	536	1,528	-	21
Corporate Secretary	1,326	1,268	58	-	21
Customer Service	2,218	3	2,215	-	57
Employee Benefits	1,091	48	1,043	-	18
Energy Marketing	3,734	-	3,734	-	60
Environmental Compliance	6,981	3	6,978	-	87
Executive and Administrative	50,506	894	49,612	-	117
Exploration and Development	72	-	72	-	1
External Affairs	7,276	306	6,970	-	84
Human Resources	16,242	403	15,839	-	200
Information Technology	80,318	7	80,311	-	978
Investor Relations	342	342	-	-	4
Legal	7,812	1,110	6,702	-	74
Operations	34,374	-	34,374	-	339
Rates	210	-	210	-	2
Research	-	-	-	-	-
Risk Management	2,047	1	2,046	-	25
Supply Chain	10,354	-	10,354	-	123
Tax	4,938	241	4,697	-	59
Treasury	1,707	438	1,269	-	16
TOTAL	$ 276,354	$ 6,399	$ 269,955	$ -	2,836

ANNUAL REPORT OF: Dominion Resources Services, Inc.
For the Year ended December 31, 2003
(In Thousands)

OUTSIDE SERVICES EMPLOYED - ACCOUNT 923
Description	From Whom Purchased	Relationship "A"=Associate "NA"=Non Associate	Amount
Accounting	DELOITTE & TOUCHE LLP	NA	$691
	misc (4 items)	NA	14
Total Accounting Service			705

Consultants	ADAMS & REESE LLP	NA	72
	AYCO CO THE	NA	223
	BARKER DUNN & ROSSI INC	NA	51
	BEARINGPOINT INC	NA	139
	BG TWO TECHNOLOGIES LP	NA	162
	CGI INFORMATION SYSTEMS	NA	36
	CORPORATE EXECUTIVE BOARD	NA	44
	CUSTOMIZED ENERGY SOLUTION	NA	160
	DUTKO GROUP THE	NA	99
	EARTH TECH INC	NA	52
	ECONOMISTS INC	NA	324
	ENVIRONMENTAL STRATEGIES CORP	NA	41
	FORUM CORP THE	NA	30
	FTI CONSULTING INC	NA	111
	GANNETT FLEMING VALUATION & RATE	NA	36
	GROUNDWATER & ENVIRONMENTAL SERVICES INC	NA	78
	HDH CONSTRUCTION CONSULTANTS INC	NA	203
	INFORMATION STORE INC THE	NA	100
	INTEGRATED SCIENCE & TECHNOLOGY INC	NA	26
	KRISTEN W MCCUNE	NA	30
	LAWGIBB GROUP INC	NA	37
	LEE HECHT HARRISON LLC	NA	220
	LOGICA INC	NA	66
	LUKENS CONSULTING GROUP INC	NA	30
	LUKENS ENERGY GROUP INC	NA	133
	MALCOLM PIRNIE INC	NA	134
	MARC INC	NA	27
	MARIA LEGRAND	NA	25
	MARK T COX IV	NA	116
	MARKETPOINT INC	NA	25
	MERCER HUMAN RESOURCE CONSULTING	NA	224
	MOORE & VAN ALLEN PLLC	NA	58
	MOORE REAL ESTATE CO LLC	NA	308
	MURPHY COMPANIES THE	NA	150
	NOVISTAR INC	NA	598
	POTEN & PARTNERS INC	NA	45
	PRICEWATERHOUSE COOPERS LLP	NA	903
	PROTIVITI INC	NA	875
	QED CONSULTING INC	NA	30
	RICHARD T THATCHER	NA	271

OUTSIDE SERVICES EMPLOYED - ACCOUNT 923 (Continued)
(In Thousands)
Description	From Whom Purchased	Relationship "A"=Associate "NA"=Non Associate	Amount
Consultants cont.	RITA W DEL PAPA	NA	$84
	ROBERT M HAYES	NA	60
	RONALD A KOVACH	NA	85
	RYAN PHILLIPS UTRECHT & MACKINNON	NA	123
	SAP AMERICA INC	NA	35
	SENN DELANEY LEADERSHIP	NA	67
	SMITH HINAMAN & ASSOCIATES	NA	38
	STERLING COMMERCE	NA	103
	STEWART E FARRAR LLC	NA	66
	STONE & WEBSTER ENGINEERING	NA	107
	STRATEGIC DECISIONS GROUP	NA	74
	STRUCTURE CONSULTING GROUP LLC	NA	62
	TIMMONS	NA	41
	TOWERS PERRIN FORSTER & CROSBY	NA	88
	URS CORP	NA	220
	VENTURI TECHNOLOGY PARTNERS	NA	46
	WILLIAM M COBB & ASSOCIATES INC	NA	212
	WILLIAM S MISTR	NA	80
	Misc (214 items)	NA	886
Total Consultant Services			8,769

Contractor Labor	BASS TRIGON SOFTWARE	NA	29
	COMPUTER SPECIALIST	NA	118
	CORESTAFF SERVICES	NA	18,552
	FIREDOG TECHNOLOGY SOLUTIONS	NA	109
	FLUOR GLOBAL SERVICES DIV	NA	27
	GENERAL ELECTRIC CO	NA	150
	NOLA COMPUTER SERVICES INC	NA	136
	PITNEY BOWES MANAGEMENT SERVICES	NA	54
	SECURITY SERVICES OF AMERICA	NA	175
	UNIVERSITY OF CONNECTICUT	NA	50
	VANCE INTERNATIONAL COMPANY	NA	62
	VIRGINIA EMERGENCY & OCCUPATIONAL PHYSICIANS	NA	131
	WACKENHUT CORP THE	NA	33
	Misc (29 items)	NA	99
Total Contractor Labor Service			19,725

Legal	ADAMS & REESE LLP	NA	25
	ARLO VAN DENOVER	NA	256
	BAKER & MCKENZIE	NA	167
	BRICKER & ECKLER LLP	NA	60
	BRUDER GENTILE & MARCOUX LLP	NA	473
	BUCHANAN INGERSOLL PC	NA	151
	CARVER DARDEN KORETZKY TESSIER FINN	NA	88
	COHEN TAUBER SPIEVACK & WAGNER LLP	NA	87
	COUCH WHITE LLP	NA	28
	DAY BERRY & HOWARD LLP	NA	114

OUTSIDE SERVICES EMPLOYED - ACCOUNT 923 (Continued)
(In Thousands)
Description	From Whom Purchased	Relationship "A"=Associate "NA"=Non Associate	Amount
Legal cont.	DOWNS RACHLIN & MARTIN PLLC	NA	$46
	DUCHARME MCMILLEN & ASSOCIATES INC	NA	30
	DUVIN CAHN & HUTTON	NA	88
	DYER & ASSOCIATES	NA	172
	E DANDRIDGE MCDONALD LAW OFFICES	NA	26
	ECKERT SEAMANS CHERIN & MELLOTT LLC	NA	61
	EDINGER & BLAKELY	NA	95
	EICHHORN & EICHHORN	NA	68
	FARNSWORTH & VON BERG LLP	NA	360
	FLINN & BEAGAN	NA	141
	FOWLER RODRIGUEZ & CHALOS	NA	28
	GKRSE	NA	154
	GOLDBERG GODLES WIENER & WRIGHT	NA	123
	GONZALEZ & ASSOCIATES LAW FIRM PC	NA	37
	GOODSILL ANDERSON QUINN & STIFEL	NA	59
	GORDON ARATA MCCOLLAM DUPLANTIS & EAGAN LLP	NA	42
	HARTZOG CONGER CASON & NEVILLE	NA	38
	HAWKE MCKEON SNISCAK & KENNARD LLP	NA	176
	HELLER EHRMAN WHITE & MCAULIFFE LLP	NA	197
	HENDRICKSON & LONG	NA	33
	HIDALGO COUNTY EXCAVATION	NA	228
	HOGAN & HARTSON LLP	NA	1,883
	HOLLAND & HART LLP	NA	105
	HUNTON & WILLIAMS	NA	144
	JACKSON WALKER LLP	NA	226
	JONES DAY REAVIS & POGUE	NA	475
	JONES WALKER	NA	315
	KALBAUGH PFUND & MESSERSMITH	NA	72
	KAUFMAN & CANOLES	NA	148
	KELLEY DRYE & WARREN LLP	NA	238
	KIRKPATRICK & LOCKHART LLP	NA	90
	LEAR & LEAR LLP	NA	33
	LECLAIR RYAN	NA	32
	LOWENSTEIN SANDLER PC	NA	207
	MALATESTA HAWKE & MCKEON LLP	NA	295
	MARTIN DISIERE JEFFERSON &	NA	231
	MARTIN DROUGHT & TORRES INC	NA	128
	MCCANDLISH HOLTON PC	NA	327
	MCCARTHY TETRAULT LLP	NA	44
	MCDERMOTT WILL & EMERY	NA	29
	MCDONALD HOPKINS CO LPA	NA	365
	MCGUIREWOODS LLP	NA	12,366
	MCKEE NELSON LLP	NA	96
	MIKA MEYERS BECKETT & JONES PLC	NA	30
	MILBANK TWEED HADLEY & MCCLOY LLP	NA	366
	MILLER & WRUBEL PC	NA	231
	MINTER ELLISON	NA	33

OUTSIDE SERVICES EMPLOYED - ACCOUNT 923 (Continued)
(In Thousands)
Description	From Whom Purchased	Relationship "A"=Associate "NA"=Non Associate	Amount
Legal cont.	MORGAN LEWIS & BOCKIOUS LLP	NA	$553
	NABIL M TAWIL	NA	30
	PATTON BOGGS LLP	NA	496
	PHELPS DUNBAR LLP	NA	81
	REED SMITH HAZEL & THOMAS LLP	NA	340
	RICHARDS LAYTON & FINGER PA	NA	26
	ROBERT W KAYLOR PA	NA	42
	ROBERTS ASHBY & PARRISH	NA	53
	ROBINSON & COLE LLP	NA	669
	ROETZEL & ANDRESS	NA	102
	ROSE & ATKINSON	NA	32
	ROSE LAW OFFICE	NA	42
	ROYSTON RAYZOR VICKERY &	NA	75
	RUSSELL R JOHNSON III	NA	185
	SHAW PITTMAN	NA	457
	SIMPSON THATCHER & BARTLETT	NA	89
	SOLOMON WARD SEIDENWURM & SMITH LLP	NA	32
	SPILMAN THOMAS & BATTLE PLLC	NA	73
	STEPTOE & JOHNSON PLLC	NA	909
	THOMPSON & KNIGHT LLP	NA	280
	TROUTMAN SANDERS LLP	NA	2,953
	VAN NESS FELDMAN	NA	195
	VENTKER & ASSOCIATES PLLC	NA	37
	WINSTEAD SECHREST & MINICK PC	NA	188
	WINSTON & STRAWN	NA	202
	Misc (165 items)	NA	2,223
			32,524

Miscellaneous Services	ADP BISG PROXY	NA	111
	ADP INVESTOR COMMUNICATION	NA	226
	AETHER SYSTEMS	NA	67
	ALCATEL USA MARKETING INC	NA	111
	ALDEN RESEARCH LABORATORY INC	NA	31
	AMERICAN EXPRESS	NA	62
	AMERICAN PAYMENT SYSTEMS INC	NA	2,035
	ARCUS DATA SECURITY	NA	71
	B W WILSON PAPER CO INC	NA	105
	BEARINGPOINT INC	NA	127
	BUSINESS WIRE CORP A	NA	30
	CAMERON DAVIDSON	NA	143
	CAPTECH VENTURES INC	NA	61
	COASTAL BIOANALYSTS INC	NA	32
	COMMERCIAL TRAFFIC CO THE	NA	46
	COMMUNICATION DESIGN INC	NA	108
	COMPUTER SIMULATION & ANALYSIS	NA	25
	CONTINENTAL HEALTH PROMOTION INC	NA	85
	CORE BRAND	NA	99

OUTSIDE SERVICES EMPLOYED - ACCOUNT 923 (Continued)
(In Thousands)
Description	From Whom Purchased	Relationship "A"=Associate "NA"=Non Associate	Amount
Misc Svc. Cont.	CORPORATE ELECTION SERVICES INC	NA	$81
	CT CORP SYSTEM	NA	88
	DAVID BREINING	NA	236
	DOUG BUERLEIN PHOTOGRAPHY	NA	36
	ELECTRONIC SYSTEMS OF RICHMOND INC	NA	50
	GENERAL ELECTRIC CO	NA	254
	GRAPHIC EXPRESSION INC THE	NA	132
	GRID TYPOGRAPHIC SERVICES INC	NA	48
	HENNEGAN CO	NA	439
	HEWITT ASSOCIATES LLC	NA	97
	HICKORY PRINTING GROUP INC	NA	37
	I C M INC	NA	33
	IANYWHERE SOLUTIONS INC	NA	25
	INFORMATION STORE INC THE	NA	34
	INTERCALL	NA	39
	INTERNATIONAL BUSINESS MACHINES	NA	93
	INTERNATIONAL VIDEO SERVICE	NA	32
	IRON MOUNTAIN RECORDS MANAGEMENT	NA	82
	JOHNSON INC	NA	65
	LOCKWOOD GREENE ENGINEERS	NA	50
	LOGICA INC	NA	208
	MAIL AMERICA COMMUNICATIONS INC	NA	331
	MAPFRAME CORP	NA	29
	MARRIOTT CORP	NA	36
	MIAMI SYSTEMS CORP	NA	27
	MOBILITY INC	NA	234
	NCO FINANCIAL SYSTEMS INC	NA	289
	NCS PEARSON INC	NA	40
	NOLA COMPUTER SERVICES INC	NA	34
	PANTELLOS GROUP LIMITED PARTNERSHIP	NA	383
	PARKER & ASSOCIATES INC	NA	75
	PASSPORT HEALTH	NA	64
	PITNEY BOWES MANAGEMENT SERVICES	NA	86
	QUEST DIAGNOSTICS NICHOLS INSTITUTE	NA	84
	RAYCOM MEDIA NATIONAL INC	NA	40
	RETEC GROUP INC THE	NA	62
	RLE SOFTWARE ENGINEERING INC	NA	44
	ROSENBLUTH INTERNATIONAL	NA	336
	RR DONNELLEY RECEIVABLES INC	NA	338
	SIEMENS ENTERPRISE NETWORKS LLC	NA	51
	STATE OF CONNECTICUT	NA	54
	STERLING COMMERCE	NA	77
	STRATEGIC MARKETING SOLUTIONS LLC	NA	112
	STRUCTURE CONSULTING GROUP LLC	NA	64
	SUNGARD RECOVERY SERVICES LP	NA	165
	TARGET MARKETING	NA	59
	TELVENT CANADA LTD	NA	33

OUTSIDE SERVICES EMPLOYED - ACCOUNT 923 (Continued)
(In Thousands)
Description	From Whom Purchased	Relationship "A"=Associate "NA"=Non Associate	Amount
Misc Svc. Cont.	TERRAPRISE SOLUTIONS INC	NA	$47
	TFI RESOURCES	NA	45
	UNISYS CORP	NA	123
	WACHOVIA BANK NATIONAL ASSOCIATION	NA	39
	WKM CONSULTANCY LLC	NA	30
	ZETTAWORKS LLC	NA	172
	Misc (624 items)	NA	1,885
Total Miscellaneous Services			11,222

Training	CORPORATE TELELINK NETWORK	NA	35
	ESI INTERNATIONAL INC	NA	53
	SYSTEMATION	NA	69
	Misc (106 items)	NA	957
Total Training Services			1,114
Total Non-Associated Services			$74,059

OUTSIDE SERVICES EMPLOYED - ACCOUNT 923 (Continued)
(In Thousands)
From Whom Purchased	Description	Relationship "A"=Associate "NA"=Non Associate	Amount
Dominion Field Services, Inc.	Services provided under the Ancillary Service Agreement	A	$ 1,796
Dominion Nuclear Connecticut, Inc.	Services provided under the Ancillary Service Agreement	A	92
Dominion Products and Services, Inc.	Services provided under the Ancillary Service Agreement	A	60
Dominion Technical Solutions, Inc.	Services provided under the Ancillary Service Agreement	A	12,815
DT Services, Inc.	Services provided under the Ancillary Service Agreement	A	94
Dominion Transmission, Inc.	Services provided under the Ancillary Service Agreement	A	456
The East Ohio Gas Company	Services provided under the Ancillary Service Agreement	A	907
Hope Gas, Inc.	Services provided under the Ancillary Service Agreement	A	90
The Peoples Natural Gas Company	Services provided under the Ancillary Service Agreement	A	255
Virginia Electric and Power Company	Services provided under the Virginia Power Support Agreement	A	14,145
Virginia Power Energy Marketing, Inc.	Services provided under the Ancillary Service Agreement	A	44
TOTAL Associated Services			30,754
TOTAL for ACCOUNT 923			$104,813

ANNUAL REPORT OF: Dominion Resources Services, Inc.
For the Period Ended January 1, 2003 to December 31, 2003

(In Thousands)

EMPLOYEE PENSIONS AND BENEFITS - ACCOUNT 926

INSTRUCTIONS: Provide a listing of each pension plan and benefit program provided by the service company. Such listing should be limited to $25,000.
Descripton	Amount
Executive Supplemental Compensation Program	$ 21,897
Employee Benefits - Other Post Employment Benefits	20,720
Employee Benefits - Medical	12,146
Employee Benefits - Savings Plan	5,416
Transfer/Relocation Expense	2,855
Employee Benefits - Dental/Vision	1,532
Employee Pensions	1,442
Medical Benefits - Life Insurance	1,272
Employee Relations Expense	1,088
Other Employee Benefits - Miscellaneous	460
Tuition Reimbursement Expense	327
Employee Benefits - Disability	216
Employee Benefits - Retirees	46
TOTAL	$ 69,417

ANNUAL REPORT OF: Dominion Resources Services, Inc.
For the Year Ended December 31, 2003
(In Thousands)

GENERAL ADVERTISING EXPENSES - ACCOUNT 930.1

INSTRUCTIONS: Provide a listing of the amount included in Account 930.1, "General Advertising Expenses", classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.
Description	Name of Payee	Amount
Advertising Agency Services	THE MARTIN AGENCY INC	$ 4,667
Sports Sponsorship	PRO FOOTBALL INC	1,148
Sports Sponsorship	PITTSBURGH PIRATES	475
Media Advertising	RAYCOM MEDIA NATIONAL INC	205
Advertising Agency Services	BIG RIVER ADVERTISING LLC	108
Recruitment Advertising	TMP WORLDWIDE	80
Media Advertising	WUAB TV FORTY THREE	56
Media Advertising	WOIO TV	56
Media Advertising	BELL ADVERTISING SERVICE	19
Advertising Agency Services	MARC USA	19
Sports Sponsorship	RICHMOND BRAVES	16
Sports Sponsorship	WFI STADIUM INC	15
Recruitment Advertising	KEY RECRUITS	12
Recruitment Advertising	AJILON FINANCE	11
Sports Sponsorship	NORFOLK TIDES BASEBALL CLUB	11
Recruitment Advertising	ROBERT HALF	10
Media Advertising	FAIRCOUNT LLC	10
Media Advertising	B W WILSON PAPER CO INC	9
Media Advertising	VIRGINIANS FOR INTEGRITY IN GOVERNMENT	4
Sports Promotions	INTERNATIONAL SPORTS PROPERTIES INC	4
	Other (less than $3,000)	44
TOTAL		$ 6,979

ANNUAL REPORT OF: Dominion Resources Services, Inc.
For the Year Ended December 31, 2003
(In Thousands)

MISCELLANEOUS GENERAL EXPENSES - ACCOUNT 930.2

INSTRUCTIONS: Provide a listing of the amount included in Account 930.2, "Miscellaneous General Expenses", classifying such expenses according to their nature. Payments and expenses permitted by Section 321(b)(2) of the Federal Election Campaign Act, as amended by Public Law 94-283 in 1976 (2 U.S.C. Section 441(b)(2)) shall be separately classified.
Description	Amount
Bank & Financing Fees	$ 12,805
Civic & Industry Association Dues	866
Operating, Licensing, Environmental &
Miscellaneous Fees and Expenses	775
TOTAL	$ 14,446

ANNUAL REPORT OF: Dominion Resources Services, Inc.

For the Year Ended December 31, 2003
(In Thousands)

RENT - ACCOUNT 931

INSTRUCTIONS: Provide a listing of the amount included in Account 931, "Rents", classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts.
Type of Property	Amount
Buildings/Facilities	$ 19,186
Computer Equipment	961
Office Equipment	1,984
Vehicles	4,934
TOTAL	$ 27,065

ANNUAL REPORT OF: Dominion Resources Services, Inc.
For the Year Ended December 31, 2003
(In Thousands)

TAXES OTHER THAN INCOME TAXES - ACCOUNT 408

INSTRUCTIONS: Provide an analysis of Account 408, "Taxes Other Than Income Taxes". Separate the analysis into two groups: (1) other than U.S. Government taxes, and (2) U.S. Government taxes. Specify each of the various kinds of taxes and show the amounts thereof. Provide a subtotal for each class of tax.
	Kind of Tax	2003 Amount
(A)	Other Than U. S. Government Taxes
	State Unemployment Tax	$ 227
	Real Estate & Personal Property Taxes	1,179
	Sales and Miscellaneous Business Taxes	293
	SUBTOTAL	1,699
(B)	U. S. Government Taxes
	Federal Social Security Tax	17,659
	Federal Unemployment Tax	176
	SUBTOTAL	17,835
	TOTAL	$ 19,534

ANNUAL REPORT OF: Dominion Resources Services, Inc.
For the Year Ended December 31, 2003
(In Thousands)

DONATIONS - ACCOUNT 426.1

INSTRUCTIONS: Provide a listing of the amount included in Account 426.1, "Donations", classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.
Name of Recipient	Purpose of Donation	Amount
Educational Donations:
CHESTERFIELD COUNTY SCHOOL FOUNDATION		$ 3
COMMUNITIES OF SCHOOLS IN RICHMOND		3
HAMPTON UNIVERSITY		3
NORTHERN VIRGINIA COMMUNITY COLLEGE EDUCATION FUND		3
ODU EDUCATIONAL FOUNDATION		5
PENNSYLVANIA STATE UNIVERSITY		5
PURDUE UNIVERSITY		10
SAINT PAULS COLLEGE NATIONAL ALUMNI ASSN INC		3
UNIVERSITY OF WISCONSIN		10
VIRGINIA COMMONWEALTH UNIVERSITY FOUNDATION		4
VIRGINIA COUNCIL ON ECONOMIC DEVELOPMENT EDUCATION		15
VIRGINIA MILITARY INSTITUTE		20
VIRGINIA TECH FOUNDATION		10
VIRGINIA UNION UNIVERSITY		6
TOTAL		100
Fine Arts Donations:
MARYLAND PUBLIC TELEVISION		5
PITTSBURGH CULTURAL TRUST		10
RICHMOND BALLET		3
SOUTHEAST VIRGINIA ARTS ASSN		3
TIM REID SCHOLARSHIP FOUNDATION		5
VALENTINE MUSEUM		5
VIRGINIA ARTS FESTIVAL		5
VIRGINIA MUSEUM OF FINE ARTS		5
TOTAL		41

ANNUAL REPORT OF: Dominion Resources Services, Inc.
For the Year Ended December 31, 2003
(In Thousands)

DONATIONS - ACCOUNT 426.1

INSTRUCTIONS: Provide a listing of the amount included in Account 426.1, "Donations", classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.
Name of Recipient	Purpose of Donation	Amount
Medical/Health Donations:
AMERICAN CANCER SOCIETY		$ 6
BON SECOURS RICHMOND HEALTH CARE FOUNDATION		10
CHILDRENS HOSPITAL		5
LEUKEMIA & LYMPHOMA SOCIETY		11
MASSEY CANCER CENTER		5
MEDICAL COLLEGE OF VIRGINIA FOUNDATION		10
MEDICAL SOCIETY OF VIRGINIA		5
NATIONAL KIDNEY FOUNDATION		3
NATIONAL MULTIPLE SCLEROSIS FOUNDATION		4
SACRED HEART CENTER		15
TOTAL		74
Miscellaneous Donations
ALLIANCE FOR THE CHESAPEAKE BAY		5
ALTOONA BICYCLE CLUB		3
AMERICAN ASSN OF RETIRED PERSONS		10
AMERICAN RED CROSS		226
APPLE RIDGE FARM		3
CAPITAL AREA AGENCY ON AGING		3
CARNEGIE MUSEUM OF NATURAL HISTORY		3
CENTRAL VIRGINIA BUSINESS & CONSTRUCTION ASSN		5
CHESAPEAKE BAY AGENCY ON AGING INC		5
CHILDREN OF GOD RELIEF FUND		3
CHILDRENS HEALTH INVESTMENT		5
CHOANOKE AREA DEVELOPMENT ASSN		5
CITY CELEBRATIONS		5
CITY OF PORTSMOUTH		7
COMMISSIONER OF POTTER COUNTY		3
COMMONWEALTH CATHOLIC CHARITIES		6
COMMONWEALTH COMMUNITY TRUST		8
COMMONWEALTH OF VA GIRL SCOUT COUNCIL		5
COMMONWEALTH OF VIRGINIA HOUSING & COMM. DEV.		3

ANNUAL REPORT OF: Dominion Resources Services, Inc.
For the Year Ended December 31, 2003
(In Thousands)

DONATIONS - ACCOUNT 426.1

INSTRUCTIONS: Provide a listing of the amount included in Account 426.1, "Donations", classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.
Name of Recipient	Purpose of Donation	Amount
Miscellaneous Donations con't.
	CONGRESSIONAL MEDAL OF HONOR	$ 5
	CRATER DISTRICT AREA AGENCY	5
	DULLES CORRIDOR RAIL ASSN	5
	ELK HILL FARM INC	5
	ENERGY ADVOCATES	3
	FAN FREE CLINIC	10
	FREDERICKSBURG REGIONAL ALLIANCE	10
	FREEDOM FLAG FOUNDATION	10
	FRIENDS OF SOLDIERS & SAILORS	3
	GEORGE C MARSHALL FOUNDATION	10
	GREATER PITTSBURGH CHARITABLE TRUST	5
	GREATER PITTSBURGH LITERACY	3
	GREATER RICHMOND CHAMBER FOUNDATION	10
	GREATER WASHINGTON INITIATIVE	5
	HISPANIC COMMITTEE OF VIRGINIA	3
	HISTORIC RICHMOND FOUNDATION	25
	HOPE IN THE CITIES	5
	HOPE STREET KIDS	5
	HURRICANE ISABEL RELIEF FUND	3
	JAMES RIVER WRITERS FESTIVAL	5
	JEWISH COMMUNITY CENTER OF RICHMOND	3
	LEGAL INFORMATION NETWORK FOR CANCER	3
	LEVINSON FOUNDATION THE	15
	LIBRARY OF VIRGINIA FOUNDATION	3
	LIVING THE DREAM	5
	MAGGIE L WALKER HISTORICAL FOUNDATION	5
	MAYMONT FOUNDATION	5
	MEALS ON WHEELS	11
	METROPOLITAN BUSINESS LEAGUE	11
	MUSEUM OF THE CONFEDERACY	3
	NATIONAL ASSN FOR THE ADVANCEMENT OF COLORED PEOPLE	7
	NATIONAL CONFERENCE FOR COMMUNITY & JUSTICE	3
	NATIONAL D DAY MEMORIAL	5

ANNUAL REPORT OF: Dominion Resources Services, Inc.
For the Year Ended December 31, 2003
(In Thousands)

DONATIONS - ACCOUNT 426.1

INSTRUCTIONS: Provide a listing of the amount included in Account 426.1, "Donations", classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.
Name of Recipient	Purpose of Donation	Amount
Miscellaneous Donations con't.
	NEW VIRGINIA REVIEW	$ 3
	NORTH CAROLINAS NORTHEAST PARTNERSHIP	25
	NORTHERN VIRGINIA FAMILY SERVICES	3
	OKLAHOMA INDEPENDENT PETROLEUM ASSN.	8
	PARTNERS FOR LIVABLE COMMUNITY	8
	PENINSULA AREA AGENCY ON AGING	5
	PENNISULA ALLIANCE FOR ECONOMIC DEVELOPMENT	15
	PITTSBURGH CARES	5
	PITTSBURGH REGIONAL MINORITY PURCHASING COUNCIL	3
	PRIVATE SECTOR COUNCIL	8
	PUBLIC POLICY INSTITUTE	30
	RICHMOND BOYS CHOIR	3
	RICHMOND PARADE INC	3
	RICHMOND POLICE ATHLETIC LEAGUE	3
	ROANOKE CANAL COMMISSION	3
	SALVATION ARMY	47
	SAXONBURG MEMORIAL PRESBYTERIAN CHURCH	5
	SENIOR SERVICES OF SOUTHEASTERN VIRGINIA	5
	SEVENTEENTH STREET FARMERS MARKET	5
	SISTER FOR SISTER	3
	SOCIETY FOR THE PREVENTION OF CRUELTY TO ANIMALS	8
	STORM WATER JOINT APPEALS FUND	40
	THE DAILY PRESS INC	10
	TRANSPORTATION COMMITTEE	3
	TREDEGAR NATIONAL CIVIL WAR CENTER FOUNDATION	5
	TWENTY FIRST CENTURY VIRGINIA	10
	UNITED STATES NAVY MEMORIAL	3
	UNITED WAY SERVICES	28
	VALENTINE RICHMOND HISTORY	4
	VICTIMS OF COMMUNISM MEMORIAL FOUNDATION	15
	VIRGINIA ASSN OF SOIL & WATER CONSERVATION	3
	VIRGINIA BEACH NEPTUNE FESTIVAL	5
	VIRGINIA CIVIL RIGHTS MOVEMENT VIDEO	5
	VIRGINIA COMMISSION FOR NATIONAL & COMM SRVCS	3
	VIRGINIA HISTORICAL SOCIETY	5

ANNUAL REPORT OF: Dominion Resources Services, Inc.
For the Year Ended December 31, 2003
(In Thousands)

DONATIONS - ACCOUNT 426.1

INSTRUCTIONS: Provide a listing of the amount included in Account 426.1, "Donations", classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.
Name of Recipient	Purpose of Donation	Amount
Miscellaneous Donations con't.
VIRGINIA LEGISLATIVE BLACK CAUCUS FOUNDATION		$ 10
VIRGINIA PUBLIC ACCESS PROJECT		5
VIRGINIA PUBLIC SAFETY FOUNDATION		25
VIRGINIANS FOR HIGH SPEED RAIL		5
VIRGINIANS FOR INTEGRITY IN GOVERNMENT		5
VIRGINIAS GATEWAY REGION		5
WOLF TRAP FOUNDATION		25
YOUNG MENS CHRISTIAN ASSN		3
YOUNG WOMENS CHRISTIAN ASSN		3
Miscellaneous (420 items less than $3,000)		217
		1,167
ENERGY SHARE PROGRAM - MATCHING GIFT
		50
		50
TOTAL DONATIONS		$ 1,432

ANNUAL REPORT OF: Dominion Resources Services, Inc.
For the Year Ended December 31, 2003
(In Thousands)

OTHER DEDUCTIONS - ACCOUNT 426.5

INSTRUCTIONS: Provide a listing of the amount included in Account 426.5, "Other Deductions", classifying such expenses according to their nature.
Description	Name of Payee	Amount
Lobbying Activities	Various	$ 599
Civic / Political Activities	Various	340
Life Insurance Premiums	Various	89
Miscellaneous	Various	43
Total Other Deductions		$1,071

ANNUAL REPORT OF: Dominion Resources Services, Inc.
For the Year Ended December 31, 2003
(In Thousands)

SCHEDULE XVIII - NOTES TO STATEMENT OF INCOME

INSTRUCTIONS: The space below is provided for important notes regarding the statement of income or any account thereof. Furnish particulars as to any signficant increase in services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

 See Notes to Financial Statements, Schedule XIV, pages 23 - 26.

ANNUAL REPORT OF: Dominion Resources Services, Inc.
ORGANIZATION CHART - 2003
Board of Directors
Chief Executive Officer
President
Executive Vice President (3)
Senior Vice President and Treasurer
Senior Vice President - Information Technology & Chief Information Officer
Senior Vice President - External Affairs & Corporate Communications
Senior Vice President - Law
Vice President and Controller
Vice President and Corporate Secretary
Vice President and General Auditor
Vice President and General Counsel
Vice President - Chief Environmental Officer
Vice President - Enterprise Risk Management
Vice President - External Affairs & Corporate Communications
Vice President - Financial Planning
Vice President - Human Resources
Vice President - Regulation
Vice President - Nuclear Engineering
Vice President - Shared Services
Vice President - Tax
Vice President

ANNUAL REPORT OF: Dominion Resources Services, Inc.
METHODS OF ALLOCATION

See Exhibit I filed herewith.

ANNUAL REPORT OF: Dominion Resources Services, Inc.
For the Year Ended December 31, 2003
(In Thousands)

ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED
Company	TOTAL Allocation of Interest
CNG Coal Company	$ -
CNG International Corporation	2
CNG Main Pass Gas Gathering Corporation	-
CNG Oil Gathering Corporation	-
CNG Pipeline Company	-
CNG Power Services Corporation	-
Consolidated Natural Gas Company	-
Dominion Alliance Holding, Inc.	-
Dominion Armstrong Services Company, Inc.	2
Dominion Capital, Inc.	19
Dominion Cleveland Thermal, Inc.	2
Dominion Cove Point LNG, LP	9
Dominion Credit Union	-
Dominion Elwood Services Company, Inc.	4
Dominion Energy Clearinghouse Canada	-
Dominion Energy, Inc.	49
Dominion Energy Marketing, Inc.	6
Dominion Energy Services Company, Inc.	11
Dominion Energy Terminal Company, Inc.	1
Dominion Exploration & Production, Inc.	80
Dominion Field Services, Inc.	2
Dominion Greenbrier, Inc.	-
Dominion Iroquois, Inc	-
Dominion Lands, Inc.	-
Dominion Nuclear Connecticut, Inc	118
Dominion Nuclear North Anna, LLC	-
Dominion Ohio ES, Inc.	-
Dominion Oklahoma Texas E&P, Inc.	40
Dominion Pleasants Services Company, Inc.	1
Dominion Products & Services, Inc.	1
Dominion Reserves, Inc.	14
Dominion Resources, Inc.	69
Dominion Retail, Inc.	11
State Line Energy, LLC	7
Dominion Technical Solutions, Inc.	3
DT Services, Inc.	15
Dominion Transmission, Inc.	59
Dominion Troy Services Company, Inc.	2
Greenbrier Pipeline Company, LLC	1
Hope Gas, Inc.	17
The East Ohio Gas Company	124
The Peoples Natural Gas Company	47
Tioga Properties, LLC	-

ANNUAL REPORT OF: Dominion Resources Services, Inc.
For the Year Ended December 31, 2003
(In Thousands)

ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED (Continued)
Company	TOTAL Allocation of Interest
Virginia Electric and Power Company	724
Virginia Power Energy Marketing, Inc.	20
Virginia Power Nuclear Services Company	-
VP Properties, Inc.	-
Virginia Power Services, Inc.	-
Virginia Power Services Energy Corp., Inc.	-
$ 1,460

SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.

Dominion Resources Services, Inc. (Name of Reporting Company)

By: /s/ Steven A. Rogers
(Signature of Signing Officer)
Steven A. Rogers Vice President and Controller Dominion Resources Services, Inc. (Printed Name and Title of Signing Officer)

EXHIBIT I

METHODS OF ALLOCATION FOR DRS
DOMINION RESOURCES SERVICES, INC.

The Service Department or Function formulas to be used when employees render services to all Dominion Companies participating in such service, for the services indicated are set forth below.

Service Department or Function	Basis of Allocation
Accounting:
Payroll Processing	Number of employees on the previous December 31st.
Accounts Payable Processing	Number of accounts payable documents processed during the preceding year ended December 31st.
Fixed Assets Accounting	Dominion Company fixed assets added, retired or transferred during the preceding year ended December 31st.
Accounts Receivable Processing	Number of payments processed during the preceding year ended December 31st.
Information Technology, Electronic Transmission, and Computer Services:
LDC/EDC Computer Applications	Number of customers at the end of the preceding year ended December 31st.
Other Computer Applications	Number of users or usage of specific computer systems at the end of the preceding year ended December 31st.
Network Computer Applications	Number of network devices at the end of the preceding year ended December 31st.
Telecommunications Applications	Number of telecommunications units at the end of the preceding year ended December 31st
Employee Benefits/Pension Investment:
Employee Benefits/ Pension Investments	The number of employee and annuitant accounts as of the preceding December 31st.
Human Resources:
Human Resources	The number of employees as of the preceding December 31st.

                                                                                                                                              EXHIBIT I

                        DOMINION RESOURCES SERVICES, INC.
(Continued)
Methods of Allocation

Business and Operations Services:
Energy Services	Energy sale and deliveries for the preceding year ended December 31st.
Facility Services	Square footage of office space as of the preceding year ended December 31st.
Fleet Administration	Number of vehicles as of the preceding December 31st
Security	The number of employees as of the preceding December 31st.
Gas Supply	Gas volumes purchased for each Dominion Company for the preceding year ended December 31st.
Risk Management:
Risk Management	Insurance premiums for the preceding year ended December 31st.
Marketing:
Shared Projects	Annual marketing plan expenses for the preceding year ended December 31st.
Other Indirect Costs	Total marketing direct and shared project costs billed to each Dominion Company for the preceding year ended December 31st.
Medical:
Medical Services	Number of employees on the previous December 31st.

                                                                                                                                              EXHIBIT I

                        DOMINION RESOURCES SERVICES, INC.
(Continued)
Methods of Allocation

Corporate Planning:
Corporate Planning	Total capitalization recorded at preceding December 31st.
Supply Chain:
Purchasing	Dollar value of purchases for the preceding year ended December 31st.
Materials Management	Material inventory assets as of the preceding year ended December 31st.
Tax:
Tax Accounting and Compliance	The sum of the total income and total deductions as reported for Federal Income Tax purposes on the last return filed.
Customer Services:
Customer Payment (Remittance) Processing	Number of customer payments processed during the preceding year ended December 31st.
Other Customer Services	For metering, the number of gas or electric meters for the preceding year ended December 31st; otherwise the number of customers for the preceding year ended December 31st.
Treasury/ Finance:
Treasury and Cash Management	Total capitalization recorded at preceding December 31st.
Rates

Total regulated company operating expenses, excluding purchased gas expense, purchased power expense (including fuel expense), other purchased products and royalties, for the preceding year ended December 31st.

Research	Gross revenues recorded during the preceding year ended December 31st.

                                                                                                                                              EXHIBIT I

DOMINION RESOURCES SERVICES, INC.
(Continued)
Methods of Allocation

Company Group	Basis of Allocation
All Dominion Companies (includes all Dominion Companies except DRS)

Total operating expenses, excluding purchased gas expense, purchased power expense (including fuel expense), other purchased products and royalties, for the preceding year ended December 31st for the affected Dominion Companies.